December 22, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Cash

Re:	Foundation Building Materials, Inc.
Form 10-K for the year ended December 31, 2016 Filed March 28, 2017
Form 10-Q for the quarter ended September 30, 2017 Filed November 7, 2017
File No. 1-38009

Foundation Building Materials, Inc. (the “Company”) hereby responds to the comment letter dated December 14, 2017, related to the above-referenced filings, as follows. Each SEC staff comment is repeated for reference, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016

Critical Accounting Policies, page 53

Intangible Assets and Goodwill, page 55

1.
Please quantify the amount of goodwill allocated to each reporting unit/reportable segment here and in the notes to your financial statements. In addition, please clarify whether your annual goodwill impairment assessments were limited to qualitative assessments. If you performed a two-step quantitative assessment of goodwill, please disclose if the estimated fair value of each reporting unit tested substantially exceeded its carrying value. If the estimated fair value of a reporting unit did not substantially exceed its carrying value, please disclose the following:

•	The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;

•	The degree of uncertainty associated with key fair value assumptions;

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value; and

•	An explanation of the impact of and reasons for your use of a combination of both income and market valuation approaches to determine fair value.

Mr. John Cash
U.S. Securities and Exchange Commission
December 22, 2017

RESPONSE:

The Company acknowledges that it did not disclose the amount of goodwill allocated to each of its two reporting units, Specialty Building Products, or SBP, and Mechanical Insulation, or MI, in its Annual Report on Form 10-K for the year ended December 31, 2016, because it believed the disclosure would not be meaningful to the users of its financial statements as most of the goodwill was allocated to its
SBP reporting unit.

In the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, the Company disclosed the amount of goodwill allocated to each reporting unit, which are the same as its reportable segments, as of September 30, 2017 and December 31, 2016. SBP and MI had goodwill balances of $432.6 million and $5.3 million, respectively, at December 31, 2016. The Company will continue to make this disclosure in the notes to the financial statements in future filings and in the discussion of critical accounting policies in future annual reports on Form 10-K.

The Company’s annual impairment testing date is October 1st of each fiscal year. This date was selected as it is close to the Company’s fiscal year end of December 31st while still allowing the Company time to work with its third-party valuation specialists to perform all annual testing procedures. During 2016, the Company performed both a qualitative and a two-step quantitative assessment of the potential impairment of goodwill for its reportable units. The MI reporting unit was acquired on August 9, 2016 as part of the Winroc-SPI acquisition and, because less than two months had elapsed between the application of purchase accounting and the annual impairment testing date of October 1, 2016, the Company performed a qualitative assessment and determined that no impairment was present. For SBP, the Company performed a two-step quantitative assessment, concluding, after step 1, that the fair value of the reporting unit substantially exceeded its carrying value. In future quarterly reports on Form 10-Q and annual reports on Form 10-K, the Company will make all required disclosures regarding goodwill pursuant to Accounting Standards Codification, or ASC, 350 Intangibles - Goodwill and Other and in the Critical Accounting Policies section of Management’s Discussion & Analysis.

LSF9 Cypress Holdings, LLC

Consolidated Statement of Operations, page 68

2.
We note that you exclude depreciation and amortization expense from cost of goods sold and from gross profit. It appears to us that depreciation and amortization expense should not be positioned in your statements of operations in a manner that results in reporting a figure for income before depreciation. Please explain to us why you believe your presentation is appropriate and complies with SAB Topic 11:B or tell us how you intend to revise it. It also appears to us that any presentation of a gross profit measure that excludes depreciation and amortization expense may be a non-GAAP financial measure subject to the provisions of Item 10(e) of Regulation S-K.

Mr. John Cash
U.S. Securities and Exchange Commission
December 22, 2017

RESPONSE:

The Company discloses, in Note 2 on page 78 of its consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016, that cost of goods sold includes the cost of merchandise, inbound freight, inventory provision, vendor discounts and vendor rebates. The Company respectfully submits that it is a reseller of finished goods inventory and acquires its inventory in a finished goods state that is ready for resale and therefore has no additional inventoriable costs. The Company has over 220 branches which are used to resell inventory, and the cost of operating the branches to resell inventory constitutes selling costs. The Company, therefore, does not believe that depreciation and amortization from the branches or its fleet of delivery vehicles and delivery equipment should be treated as cost of goods sold. As such, the Company believes that its cost of goods sold (exclusive of amortization and depreciation) and gross profit presentation is in accordance with GAAP.

In addition, if the Company included depreciation and amortization from the branches or its fleet of delivery vehicles and delivery equipment in its cost of goods sold for inventory sold through its branches, the net sales for those products would have a different gross margin than if the same inventory was sold and drop shipped directly from the manufacturer to the customer (in which case there would be no depreciation or amortization associated with the transaction). Under the Company’s current accounting methodology, the cost of goods sold (exclusive of amortization and depreciation) and related gross profit for an inventory item would be consistent regardless of the sales channel. The Company does not believe the method used to sell the inventory should impact cost of goods sold or gross profit because the sales method is independent of the cost of acquiring the inventory.

The Company also respectfully submits that its presentation of cost of goods sold (exclusive of amortization and depreciation) and gross profit reflects how management reviews its business results internally as well as in accordance with ASC 280 Segment Reporting. The chief operating decision-maker uses segment gross profit as currently presented by the Company for decision-making purposes regarding resource allocation between the segments and in assessing segment performance. Therefore, the Company believes that this presentation is beneficial to users of its consolidated financial statements because the consolidated gross profit on the face of the consolidated statement of operations equals the aggregate segment gross profit presented in the notes to the consolidated financial statements.

Also, ASC 330-10-30-14 provides that financial statements will be more useful if uniform methods of inventory pricing are adopted by all entities within a given industry. The Company believes the principle reflected in this guidance should be applied to its presentation of cost of goods sold (exclusive of amortization and depreciation) and gross profit given that the Company’s most directly comparable public company peer uses the same presentation. Given the similarities in the businesses of the Company and this peer (both are distributors of wallboard, suspended ceiling systems, metal framing and other products), analysts and investors often ask the Company for clarification or additional information on certain metrics to better compare data points between the two companies.

In summary, the Company believes its gross profit presentation is in accordance with GAAP, and the Company believes changing its gross profit presentation would not be appropriate and would create unnecessary confusion among the Company’s investors and industry analysts.

Mr. John Cash
U.S. Securities and Exchange Commission
December 22, 2017

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 75

Operating Expenses, page 78

3.
We note that you record shipping and handling expense within “selling, general and administrative” on your income statement. Please disclose the amount of shipping and handling costs you recorded each period as required by ASC 605-45-50-2.

RESPONSE:

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, the Company will disclose the amount of shipping and handling costs for each period as required by ASC 605-45-50-2.

5. Income Taxes, page 87

4.
We note that you have net operating loss carryforwards for federal and state income tax purposes that begin to expire in 2019 and that you have not provided a tax valuation allowance. We also note your disclosure that the ultimate realization of deferred tax assets is dependent on the generation of future taxable income. Please explain to us the positive and negative evidence you considered in determining that a tax valuation allowance is not necessary and provide additional information as to the time periods when your carryforwards expire. If applicable, please tell us the amounts and time periods in which you will be required to generate taxable income to fully realize your deferred tax assets and explain your basis for assuming future taxable income in light of cumulative losses during the periods presented. In this regard, we note a significant amount of deferred tax liabilities appear to relate to goodwill. Further, please revise your filings to provide a more robust description of the positive and negative evidence you consider when determining if a tax valuation allowance is required.

RESPONSE:

In future annual reports on Form 10-K, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, the Company will provide more disclosure around the positive and negative evidence considered in determining whether a tax valuation allowance is necessary and will provide additional information as to the time periods when carryforwards expire. In addition, if applicable, the Company will disclose the amounts of taxable income the Company will be required to generate and during what time periods in order to fully realize its deferred tax assets, and will explain its basis for assuming future taxable income given the cumulative losses during the periods presented.

Mr. John Cash
U.S. Securities and Exchange Commission
December 22, 2017

If included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the disclosure would have been included on page 88 and would have read as follows:

The Company’s net operating loss carryforwards begin to expire in 2019 and continue to expire through 2036.

To determine whether the Company needed a tax valuation allowance, the Company reviewed negative and positive evidence. Negative evidence included pre-tax losses of $43.1 million for the year ended December 31, 2016 and $12.7 million for the successor period from October 9, 2015 to December 31, 2015. For the year ended December 31, 2016 and the successor period from October 9, 2015 to December 31, 2015, the Company had federal tax losses of $39.4 million and $2.7 million, respectively.

Positive evidence included the following items:

•
The Company is in a net deferred tax liability, or DTL, position in the United States and Canada. There are substantial DTLs for depreciable property and equipment, and amortizable intangible assets will offset the reversal of the deferred tax assets, or DTAs, in the future;

•
Based on an analysis of the Company’s current and future reversals of existing taxable temporary differences, the available reversing amounts will materially impact the utilization of the DTA balance; and

•
The Company believes executing its strategy and business plan, in addition to current favorable economic conditions, will help the Company generate taxable income in future years. The Company believes it will generate taxable income as it continues to execute on its strategy of growing organically and via acquisitions while continuing to leverage its purchasing power and operational efficiencies. Also, in favorable economies, there generally is growth in construction activity that generates demand for building materials leading to improved profitability for the Company, which allows the Company to utilize the net operating loss carryforwards that were generated from October 9, 2015 through December 31, 2016.

Based on the negative and positive evidence reviewed, the Company has determined that a tax valuation allowance was not necessary as of December 31, 2016.

16. Segments, page 96

5.	Please also include geographical information related to your long-term assets. Please refer to ASC Topic 280-10-50.

RESPONSE:

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, the Company will disclose geographical information related to its long-term assets in the segment note to its consolidated financial statements.

Mr. John Cash
U.S. Securities and Exchange Commission
December 22, 2017

Form 10-Q for the quarter ended September 30, 2017

Liquidity and Capital Resources, page 29

Tax Receivable Agreement, page 30

6.
Please revise your liquidity disclosures to address the Tax Receivable Agreement in more detail. Please disclose your estimates of annual payments under the agreement and explain how you intend to fund the required payments. In this regard, we note you expect the future payments under the agreement to be substantial.

RESPONSE:

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, the Company will revise its liquidity disclosure to include estimates of the annual payments related to the Tax Receivable Agreement, or TRA, as well as its disclosure regarding the expectation to fund those payments, which at the current time would be through one of the following methods, or a combination thereof: existing cash and cash equivalents, cash flow from operations or borrowings. In addition, the current and long-term portions of the TRA will be disclosed in the Company’s balance sheet as of December 31, 2017.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 380-3127.

Sincerely,
/s / John Gorey
John Gorey
Chief Financial Officer